Exhibit 7.05

Execution Version

Strictly Confidential

Debt Commitment Letter

Mr. Zhiyuan Li

A9-301 Sunshine West, 169 Binhai Blvd

Haikou, Hainan 57216, P.R. China

Facsimile: 898 6681-3519

January 24, 2016

Dear Mr. Li:

You (“you” or the “Borrower”) have advised Forebright Smart Connection Technology Limited (“we”, “us” or “Forebright”) that you have agreed to provide equity financing in the amount of $47,800,000 the “Equity Financing”) to FNOF E&M Investment Limited (“Parent”) to be used by Parent to acquire, through the merger (the “Merger”) of Silkwings Limited (“Merger Sub”), a wholly owned subsidiary of Parent, with and into Jinpan International Limited (the “Company”), all of the outstanding shares of the Company, which Equity Financing shall be provided by you to Parent in accordance with the terms and conditions of that certain equity commitment letter, dated as of the date hereof, by and between you and Parent (the “Equity Commitment Letter”).

In connection with the Merger, you have requested to obtain from us a senior secured term loan facility (the “Facility” and, together with the Merger, the “Transactions”) in an aggregate principal amount of $25,000,000, all of which will be used by you to fund a portion of the Equity Financing.

1.	Commitment

We are pleased to confirm our agreement to provide the full amount of the Facility in an aggregate principal amount of $25,000,000 on the terms and the conditions set out in this letter (such commitment, the “Commitment”).

2.	Terms of the Commitment

You hereby agree and covenant that:

(a)	you will use the Facility solely for the purpose of funding your payment obligation to fund the Equity Financing in accordance with the terms of the Equity Commitment Letter;

(b)	you will repay, or cause to be repaid, to Forebright or any assignee of Forebright, the full amount of the Facility, on the date that falls on the first (1st) anniversary of the closing of the Merger in accordance with the terms of the Agreement and Plan of Merger dated the date hereof among Parent, Merger Sub and the Company;

(c)	the Facility (together with all interests accrued thereupon and any other obligations owed to us thereunder) shall be secured by 27.4% of the legal and beneficial equity interests in Parent and its subsidiaries owned by you or any of your affiliate, which security interest shall not be released and discharged until you have repaid the Facility in full in accordance with the terms of this Commitment Letter and the facility agreement entered into in accordance with Section 4 below (the “Facility Agreement”);

Execution Version

Strictly Confidential

(d)	the interest rate for the Facility shall be 8% per annum;

(e)	the interest period for the Facility shall be one (1) year; and

(f)	prior to the repayment in full of the Facility, you will not sell, transfer, divest, dispose of, hypothecate, pledge, or otherwise encumber in any way any equity interests in Parent or its subsidiaries legally or beneficially owned by you or your affiliates.

3.	Conditions Precedent

The obligations of Forebright to provide the Facility are subject to satisfaction (or waiver by us at our sole discretion) of the following conditions:

(a)	execution and delivery of the Definitive Agreements (as defined below); and

(b)	the satisfaction (or waiver by us) of each of the conditions set forth in Section 2 of that certain equity commitment letter, dated as of the date hereof, by and between Forebright and Parent.

4.	Definitive Agreements

4.1	Each of the parties agrees to negotiate in good faith, and to allocate sufficient resources and personnel to ensure that the parties hereto shall enter into (a) the Facility Agreement, and (b) a share charge over the Borrower’s legal and beneficial equity interests in Parent and its subsidiaries constituting 27.4% of such interest in favour of Forebright (collectively, the “Definitive Agreements”), the terms and conditions of each of which shall reflect the terms contained in paragraphs 1, 2 and 4 hereof, and be consistent with the terms and conditions under this Commitment Letter, as soon as reasonably practicable following the date of this Commitment Letter and in any event prior to the earlier of the effective time of the Merger, and the date falling three (3) months after the date of this Commitment Letter (the “Proposed Signing Date”). There shall be one drawdown under the Facility, which shall occur on or prior to the effective time of the Merger.

4.2	If the parties hereto have not agreed on any term or provision of the Definitive Agreements by the Proposed Signing Date, the parties shall adopt the draft of the corresponding term or provision contained in the then current recommended form of Senior Multicurrency Term and Revolving Facilities Agreement for Leveraged Acquisition Finance Transactions of the Loan Market Association (the “Precedent Facilities Agreement”), to the extent applicable to the Facility (subject to the specific terms as set forth in Section 2 hereof), provided that where the Precedent Facilities Agreement contains more than one drafting option, is silent on a particular point or the provisions of the Precedent Facilities Agreement require more than minor or technical changes in order to be adapted to the Facility Agreement, then the parties shall use the relevant language as may be reasonably determined by Forebright.

4.3	The Parties hereunder agree that notwithstanding anything to the contrary contained herein, there shall be no conditions precedent or other contingencies related to the draw-down of the full amount of the Facility under the Definitive Agreements, whether implied or express, other than those as set forth in Section 3 hereof.

4.4	The Borrower hereby undertakes to comply in all material respects with the terms of this Commitment Letter and the Definitive Agreements.

5.	Indemnification

5.1	The Borrower shall, within three (3) days of demand indemnify each Indemnified Person against any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against that Indemnified Person in each case arising out of or in connection with

Execution Version

Strictly Confidential

any action, claim, investigation or proceeding commenced or threatened (including, without limitation, any action, claim, investigation or proceeding to preserve or enforce rights) in relation to:

(a)	the use of proceeds of the Facility;

(b)	this Commitment Letter or any Definitive Agreement entered into in connection herewith; and/or

(c)	the Commitment.

5.2	The Borrower shall not be liable under paragraph 5.1 of this Commitment Letter for any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against an Indemnified Person if that cost, expense, loss or liability results directly from any breach by that Indemnified Person of this Commitment Letter or any Definitive Agreement entered into in connection herewith which is in each case finally judicially determined to have resulted directly from the gross negligence or wilful misconduct of that Indemnified Person.

5.3	The Borrower agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Borrower or any of its affiliates for or in connection with anything referred to in paragraph 5.1 of this Commitment Letter except, following the date hereof, for any such cost, expense, loss or liability incurred by the Borrower that results directly from any breach by that Indemnified Person of this Commitment Letter or any Definitive Agreement entered into in connection herewith which is in each case finally judicially determined to have resulted directly from the gross negligence or wilful misconduct of that Indemnified Person. Notwithstanding the foregoing, no Indemnified Person shall be responsible or have any liability to the Borrower or any of its affiliates or anyone else for consequential losses or damages or punitive damages.

5.4	For the purposes of this paragraph 5, “Indemnified Person” means Forebright, any of its affiliates and each of their respective directors, officers, employees, agents or advisors.

6.	No Announcements

Each of the parties hereto shall not make, and shall cause each of its affiliates not to make, any public announcement regarding any Transaction without the prior consent of the other parties hereto and the Company (such consent not to be unreasonably withheld or delayed), except to the extent required by law, regulation or applicable governmental or regulatory authority (including any applicable stock exchange or the US Securities and Exchange Commission).

7.	No Assignment

No party hereto may assign or transfer any of its rights or obligations under this Commitment Letter without the prior written consent of the other parties and the consent of the Company; provided that Forebright may assign or transfer any of its rights or obligations hereunder to one or more of its affiliates without the Borrower’s consent.

8.	Termination

8.1	Subject to paragraphs 9 (Survival) of this Commitment Letter, this Commitment Letter shall terminate on the earliest of: (i) the closing of the Merger, and (ii) the termination of the Agreement and Plan of Merger, dated as of the date hereof, by and among Parent, Merger Sub and the Company, in accordance with its terms. Upon termination of this Commitment Letter, Forebright shall not have any further obligations or liabilities hereunder.

Execution Version

Strictly Confidential

9.	Survival

9.1	The terms of paragraph 6 (No Announcements) to paragraph 16 (Entire Agreement), inclusive, of this Commitment Letter shall survive and continue after the termination of this Commitment Letter.

10.	Amendments

No waiver or amendment of any provision of this Commitment Letter shall be effective unless it is in writing and signed by the parties hereto and agreed to by the Company.

11.	Third Party Rights

11.1	Unless expressly provided to the contrary in this Commitment Letter, a person who is not a party to this Commitment Letter is not a third-party beneficiary to this Commitment Letter, and has no right to enforce or to enjoy the benefit of any of its terms; provided, however, that the Company is an express third-party beneficiary of this Commitment Letter and shall be entitled to specific performance of the terms hereof, including an injunction, temporary restraining order or other equitable relief, to prevent breaches of this Commitment Letter by any party hereto, in addition to any other remedy at law or equity.

12.	Counterparts

12.1	This Commitment Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy.

12.2	Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or in electronic format (e.g., “.pdf” or “.tif”) is equally as effective as delivery of an original executed counterpart of this Commitment Letter.

13.	Notices

13.1	Any communication to be made under or in connection with this Commitment Letter shall be made in writing and, unless otherwise stated, may be made by fax, email or letter.

13.2	Notices and communications to be given to the Borrower shall be sent to:

Name:	Zhiyuan Li

Address:	A9-301 Sunshine West ,169 Binhai Blvd, Haikou, Hainan 57216 , P.R China

Fax:	898 6681-3519

Email:	lizy@jst.com.cn

13.3	Notices and communications to be given to Forebright and Forebright New Opportunities Fund, L.P. shall be sent to:

Name:	Forebright Smart Connection Technology Limited

Address:	Suite 3720 Jardine House, 1 Connaught Place, Central, Hong Kong

Attention:	Mr. Kiril Ip

Fax:	(852) 2520 5125

Email:	kiril.ip@forebrightcapital.com

Execution Version

Strictly Confidential

14.	Governing Law

This Commitment Letter and all disputes or controversies arising out of or relating to this Commitment Letter or the transaction contemplated hereby shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.

15.	Submission to Jurisdiction

15.1	Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Commitment Letter shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this paragraph 15.1 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

15.2	Notwithstanding the foregoing, the parties hereto consent to and agree that in addition to any recourse to arbitration as set out in this paragraph 15, any party may, to the extent permitted under the laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this letter agreement is governed by the laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this paragraph 15.2 is only applicable to the seeking of interim injunctions and does not restrict the application of paragraph 15.1 in any way.

16.	Entire Agreement

This Commitment Letter contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all contemporaneous or prior agreements or understandings, both written and oral, between the parties with respect to the subject matter hereof.

17.	Guarantee.

The undersigned, Forebright New Opportunities Fund, L.P., hereby guarantees to the Borrower the obligations of Forebright to fund the Commitment upon the terms and subject to the conditions of this Commitment Letter.

If you agree to the above, please sign, date and return to us the enclosed copies of this Commitment Letter. We look forward to working with you on this transaction.

Yours faithfully,

FOREBRIGHT SMART CONNECTION TECHNOLOGY LIMITED

By:	/s/ Kiril Ip
Name:	Kiril Ip
Title:	Director

FOREBRIGHT NEW OPPORTUNITIES FUND, L.P.

Acting by its general partner
FNOF GP LIMITED

By:	/s/ Kiril Ip
Name:	Kiril Ip
Title:	Director

I agree to the terms set out above.

ZHIYUAN LI
as the Borrower

/s/ Zhiyuan Li